UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b) *

(Amendment No.1)

YY Inc.
(Name of Issuer)

American Depositary Shares, Each Representing 20 Class A Common Shares
(Title of Class of Securities)

98426T1060
(CUSIP Number)

January 14, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

24,137,000 Class A Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

24,137,000 Class A Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,137,000 Class A Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.45%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

22,933,500 Class A Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

22,933,500 Class A Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,933,500 Class A Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.78%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Advisors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,203,500 Class A Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,203,500 Class A Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,203,500 Class A Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.67%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,203,500 Class A Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,203,500 Class A Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,203,500 Class A Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.67%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,554,480 Class A Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,554,480 Class A Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,554,480 Class A Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.21%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

15,379,020 Class A Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

15,379,020 Class A Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,379,020 Class A Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.57%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the Class A Common Shares (the “Class A Shares”) of YY Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of January 17, 2013 and amends and supplements the Schedule 13G filed on November 30, 2012 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are:

-	Robert S. Pitts, Jr., a United States Citizen (“Pitts”).

-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).

-	Steadfast Advisors LP, a Delaware limited partnership (the “Managing General Partner”).

-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).

-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).

-	Steadfast International Master Fund Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.

ITEM 4.         OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(i) Mr. Pitts beneficially owns 24,137,000 Class A Shares.

(ii) The Investment Manager beneficially owns 22,933,500 Class A Shares.

(iii) The Managing General Partner beneficially owns 1,203,500 Class A Shares.

(iv) Steadfast Capital owns American Depositary Shares (each, an “ADS”) representing beneficial ownership of 1,203,500 Class A Shares.

(v) American Steadfast owns ADSs representing beneficial ownership of 7,554,480 Class A Shares.

(vi) The Offshore Fund owns ADSs representing beneficial ownership of 15,379,020 Class A Shares.

(vii) Collectively, the Reporting Persons beneficially own 24,137,000 Class A Shares.

(b) Percent of Class:

(i) Mr. Pitts’ beneficial ownership of 24,137,000 Class A Shares represents 13.45% of the outstanding Class A Shares.

(ii) The Investment Manager’s beneficial ownership of 22,933,500 Class A Shares represents 12.78% of the outstanding Class A Shares.

(iii) The Managing General Partner’s beneficial ownership of 1,203,500 Class A Shares represents 0.67% of the outstanding Class A Shares.

(iv) Steadfast Capital’s beneficial ownership of 1,203,500 Class A Shares represents 0.67% of the outstanding Class A Shares.

(v) American Steadfast’s beneficial ownership of 7,554,480 Class A Common Shares represents 4.21% of the outstanding Class A Shares.

(vi) The Offshore Fund’s beneficial ownership of 15,379,020 Class A Shares represents 8.57% of the outstanding Class A Shares.

(vii) Collectively, the Reporting Persons’ beneficial ownership of 24,137,000 Class A Shares represents 13.45% of the outstanding Class A Shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Not applicable.

(ii) Shared power to vote or to direct the vote of shares of Class A Shares:

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 1,203,500 Class A Shares beneficially owned by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 7,554,480 Class A Common Shares beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 15,379,020 Class A Shares beneficially owned by the Offshore Fund.

(iii) Sole power to dispose or to direct the disposition of shares of Class A Shares:

Not applicable.

(iv) Shared power to dispose or to direct the disposition of shares of Class A Shares:

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 1,203,500 Class A Shares beneficially owned by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 7,554,480 Class A Common Shares beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 15,379,020 Class A Shares beneficially owned by the Offshore Fund.

ITEM 10.       CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  January 18, 2013

STEADFAST CAPITAL MANAGEMENT LP

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

STEADFAST ADVISORS LP

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, as Attorney-in-Fact

By:  /s/ Robert S. Pitts, Jr.
            Robert S. Pitts, Jr., President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:  /s/ Robert S. Pitts, Jr.
             Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
     Robert S. Pitts, Jr.